Filed by Nuveen Municipal High Income Opportunity Fund

(Commission File No. 333-290590)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen Pennsylvania Quality Municipal Income Fund

(Commission File No. 811-06265)

Nuveen New Jersey Quality Municipal Income Fund (NXJ)

Nuveen Pennsylvania Quality Municipal Income Fund (NQP)

Nuveen Missouri Quality Municipal Income Fund (NOM)

Nuveen Municipal High Income Opportunity Fund (NMZ)

Supplemental Material for Proxy Advisory Firm

February 3, 2026

Below is additional information related to the Joint Proxy Statement/Prospectus dated December 17, 2025, and the Joint Proxy Statement dated December 19, 2025. This supplemental disclosure is in response to a proxy advisory firm’s inquiry about the impact of the loss of state tax exemption.

When comparing municipal yields and the relative impact of state tax rates, industry convention is to gross-up yields by the maximum state tax rate, which is the approach used for this merger. The table below grosses up the common earnings yield for NXJ, NQP, and NOM by each state’s maximum tax rate to arrive at a state tax adjusted equivalent rate. When comparing these state tax adjusted equivalent rates to the NMZ post-merger common earnings rate, shareholders in NXJ, NQP, and NOM would realize an earnings gain.

Shareholders of NXJ, NQP, and NOM experience no negative impact from losing their state tax exemption on earnings post-merger because NMZ’s earnings yield significantly exceeds that of NXJ, NQP, and NOM. The state fund shareholders experience a net increase in tax adjusted yields post-merger despite losing their state tax exemption as is shown in the state tax adjusted equivalent rate change row below.

•	Isolating the taxable equivalent yield impact from the loss of the state tax exemption for NXJ, NQP, and NOM shareholders results in higher common earnings on a before- and after-tax basis for those common shareholders remaining in the fund post-merger. The state tax adjusted equivalent rate uses each state’s maximum tax rate.

	As of July 31, 2025
	NXJ	NQP	NOM	NMZ Post- Merger
Common Earnings Yield	3.30%	3.54%	3.32%	6.17%
Change	+2.87%	+2.63%	+2.85%	N/A
Max State Tax Rate	10.75%	3.07%	4.80%	N/A
State Tax Adjusted Equivalent Rate	3.70%	3.65%	3.49%	6.17%
Change	+2.47%	+2.52%	+2.68%	N/A